Exhibit (p)(12)

CODE OF ETHICS
All investment advisors must establish and maintain a Code of Ethics that (1) set forth standards of conduct for Advisory Persons and (2) address conflicts that arise from personal trading by Advisory Persons under Rule 204A-1 and Rule 17j-1 of the 1940 Act. Indexperts considers all employees to be Access Persons of the Firm. Indexperts’s Code of Ethics is attached hereto as Exhibit 1.

14.1	Insider Trading Procedures
In support of the Code of Ethics (See Exhibit 1), Insider Trading Procedures have been included in the Code of Ethics.  Below is a summary of key concepts to aid the employees of Indexperts in avoiding insider trading, and to aid Indexperts in preventing, detecting, and imposing sanctions against insider trading.  Each employee of Indexperts must follow Indexperts’s Insider Trading Procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties.  If you have any questions about these procedures you should consult the CCO.
(1) Identifying Inside Information
Material nonpublic information (“MNPI”) can be obtained from any source (not just traditional “insiders”) and may relate to any type of security, including equities, debt and government securities.1  Before trading for yourself or others, including investment companies or private accounts managed by Indexperts, in the securities of a company about which you may have potential inside information, consider the following:
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What was the source of the information?  Remember that, in addition to traditional “insiders” such as a company’s officers, directors and employees, others may be “insiders” including a company’s accountants, lawyers, investment bankers or consultants.  In particular, to the extent that Indexperts may employ such third parties, including consultants, to assist in research or other activities, you should consider whether the information provided by such third parties might be material, nonpublic information.  If in doubt, you should take appropriate steps to ensure that information obtained from third parties is not material nonpublic information before trading on the basis of such information.

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Is the information material? Is this something an investor would consider important in making his or her investment decision? Will the market price of the securities be substantially affected if the information is generally disclosed?  Remember that inside information may relate to debt securities, including government issued securities.  In the case of government issued securities, inside information may include any confidential government information.

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Is the information nonpublic? To whom has it been provided? Has it been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal, or other publications of general circulation?  Has the marketplace had sufficient time to absorb the information?

(2) Discuss Your Trading Decision Before the Transaction
If, after consideration of the above, you believe that the information is material and non-public, or if you have any questions as to whether the information is material and non-public, you should take the following steps.
●	Report the matter immediately to the CCO.
●	Do not purchase or sell the securities on behalf of yourself or others, including the Fund managed by Indexperts.
●	Do not communicate the information inside or outside Indexperts, other than to the CCO.
After the CCO, in conjunction with the Adviser’s legal counsel, has reviewed the issue, you will be instructed to continue the prohibitions against trading and communications, or you will be allowed to trade and communicate the information.
14.2  Rumors
Creating or passing false rumors with the intent to manipulate securities prices or markets may violate the antifraud provisions of Federal Securities Laws. Such conduct is contradictory to the Adviser’s Code of Ethics, as well as the Adviser’s expectations regarding appropriate behavior of its employees. Employees are prohibited from knowingly circulating false rumors or sensational information that might reasonably be expected to affect market conditions for one or more securities, sectors, or markets, or improperly influencing any person or entity.
This policy is not intended to discourage or prohibit appropriate communications between employees of Indexperts and other market participants and trading counterparties. Employees should consult with the CCO regarding questions about the appropriateness of any communications.

(3) Reporting Your Personal Securities Trading
a. Individual Trading Reports
The Adviser’s employees are required to submit to the CCO a report of every Covered Security transaction in which they, their families (including the spouse, minor children, and adults living in the same household as the employee), and trusts of which they are trustees or in which they have a beneficial interest have participated within ten days after such transactions.  The report shall include the: name of the security; nature of the transaction (purchase, sale, etc.); date of transaction; quantity; price; and the identity of the broker through which the transaction was effected.  The requirement may be satisfied by sending duplicate confirmations of such trades to the CCO.
b. Quarterly Review of Brokerage Statements
If, upon quarterly review of employees’ brokerage statements, it is determined that an equity position may be a conflict, more specific information as described above will be requested.

The purpose of these procedures is to protect the Firm and its employees, officers, directors, and trustees and to maintain compliance with regulatory agencies.
(4) Restricting Access to Material Nonpublic Information
Information in your possession that you identify as material and non-public may not be communicated to anyone, including associates, except as referred to above.  In addition, care should be taken so that such information is secure - files should be sealed, access to computer files containing nonpublic information should be restricted.
(5) Resolving Issues Concerning Insider Trading
If doubt remains as to whether information is material or nonpublic, or if there is any unresolved question as to the applicability or interpretation of the procedures, or as to the propriety of any action, it must be discussed with the CCO, who may consult with legal counsel, before trading or communicating the information to anyone.
(6) Outside Business Activities
Indexperts requires all employees, including its access persons, to report outside business activities.
The CCO will be responsible for reviewing such activities, restricting as necessary, and reporting as required on the employee’s Form U4 record.